Mail Stop 4561

September 28, 2006

Colin Chapin
BCE Place, Suite 3820
181 Bay Street, P.O. Box 800
Toronto, Ontario, Canada M5J 2T3

      Re: **Trizec Canada Inc.**
               Form 40-F for Fiscal Year Ended December 31, 2005
               Filed March 17, 2006
               File No. 000-51279

Dear Mr. Chapin:

      We have completed our review of your Form 40-F and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

                    Sincerely,

                    Linda VanDoorn
                    Senior Assistant Chief Accountant